Catalyst Partners Acquisition Corp.

20 University Road, Fourth Floor

Cambridge, MA 02138

May 3, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Catalyst Partners Acquisition Corp.
Form S-1 filed March 11, 2021
File No. 333- 254131

Ladies and Gentlemen:

On behalf of Catalyst Partners Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 6, 2021, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the previous filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Form S-1 filed March 11, 2021 Conflicts of Interest, page 138

1.	Staff’s Comment: Mr. Sotiriou is the Chief Operating Officer of the issuer, as well as COO of Health Assurance Acquisition Corp. and Revolution Healthcare Acquisition Corp. On page 142 you state that Mr. Sotiriou may owe fiduciary duties to General Catalyst, HAAC, and RHAC, any of which may compete with you for acquisition opportunities. Please revise to explain how any potential conflicts will be addressed. See CF Disclosure Guidance Topic No. 11.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 41-42, 45-46 and 143 of the Registration Statement to describe how conflicts of interest will be resolved.

Very truly yours,

Catalyst Partners Acquisition Corp.

/s/ James I. Cash
By: James I. Cash
Title: Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Sean T. Wheeler
Kirkland & Ellis LLP

Paul D. Tropp
Jane Goldstein
Rope & Gray LLP